EXHIBIT 6.(f)

                     United Network Marketing Services, Inc.
                               575 Madison Avenue
                            New York, New York 10022

                                                                   March 1, 2001

Mr. Kenneth Levy
575 Madison Avenue

New York, New York 10022

Dear Ken:

     This letter confirms the terms of your employment under which you will continue to serve as President of United Network Marketing Services, Inc. (the "Company"). We agree as follows:

     1. You will be employed as President of the Company. You will devote approximately 2/3 of your working time to the Company.

     2. The term of your employment will be for the one-year period commencing March 1, 2001 and ending February 28, 2002; provided, however, that either party may terminate this agreement for any reason whatsoever on not less than thirty
(30) days' prior written notice.


     3. In consideration for your services, you will be paid a salary of $2,000 per month (subject to applicable withholding), payable bi-weekly or on such other basis as you and the Company may mutually agree. You will also be reimbursed for reasonable expenses incurred by you in connection with your employment upon submission of appropriate receipts.

     4. The Company acknowledges that you may provide services to third parties, including entities that provide products and services competitive to that of the Company.

     Please acknowledge your agreement to the foregoing by signing this letter where indicated below.

                                                      Very truly yours,

                                                      /s/ Alan Gelband
                                                      --------------------------
                                                      Alan Gelband, Director

ACKNOWLEDGED AND AGREED:

/s/ Kenneth Levy
-------------------------------------
Kenneth Levy